UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves the election of CEO and Chief Officers

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Rio de Janeiro, April 16 , 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the company's Board of Directors, in a meeting held today, elected Joaquim Silva e Luna to the position of CEO of the company.

The Board of Directors, as part of the process of composing the Petrobras´ Board of Executive Officers, also approved the following appointments:

1-      Election of Rodrigo Araujo Alves as CFO and Chief Investor Relations Officer;

2-      Election of Cláudio Rogério Linassi Mastella to the position of Chief Trading and Logistics Officer;

3-      Election of Fernando Assumpção Borges to the position of Chief Exploration and Production Officer;

4-      Election of João Henrique Rittershaussen to the position of Chief Production Development Officer;

5-      Reappointment of Nicolás Simone as Chief Digital Transformation and Innovation Officer;

6-      Reappointment of Roberto Furian Ardenghy as Chief Institutional Relations and Sustainability Officer;

7-      Reappointment of Rodrigo Costa Lima e Silva as Chief Refining and Natural Gas Officer.

The nominations of the executives were subject to prior analysis by the People Committee, which advises the Board of Directors of Petrobras.

Below is a summary of the curriculums of the new executives.

Joaquim Silva e Luna was the Brazilian General Director of Itaipu Binacional from February 2019 to April 2021. He is a reserve Army General and served in the Ministry of Defense from March 2014 to January 2019, as General Secretary of the Ministry and as Minister of Defense. In addition to the Military Academy of Agulhas Negras, where he graduated in Military Engineering, Joaquim Silva e Luna holds a PhD in Military Sciences, a master degree in Military Operations, post-graduation in Projects and Systems Analysis from the University of Brasilia and in Army Policy, Strategy and Senior Management, Communications Officer course held at the School of Communications and Jungle Warfare training held at the Jungle Warfare Instruction Center. During his 45 years of service to the Army, 12 of them were as active duty General Officer: as Brigade General he was Commander of the 16th Jungle Infantry Brigade, in Tefé-Amazon and Patrimony Director, in Brasilia; as Division General, he was Chief of Staff of the Army Commander, in Brasília; and as Army General he was Chief of Staff of the Brazilian Army, in Brasilia. He was a Board member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years. Abroad he was a member of the Brazilian Military Mission of Instruction and Engineering Advisor in the Republic of Paraguay as an instructor at undergraduate, graduate and PhD schools; and Defense Attaché of the Navy, Army and Air Force in the State of Israel.

Rodrigo Araujo Alves holds a bachelor's degree in Business Administration from Universidade Federal de Minas Gerais and a bachelor's degree in Accounting from Faculdade Moraes Júnior Mackenzie Rio, an MBA in Economic and Financial Management from Fundação Getúlio Vargas, and an executive master's degree in Finance (with honors) from HEC Paris. He is a Certified Public Accountant (CPA) from Washington State in the United States; COSO Internal Control Certificate from the American Institute of Certified Public Accountants (AICPA); and Certified in IFRS (CertIFR) from the Association of Chartered Certified Accountants (ACCA). He also took management and finance courses at INSEAD; Chicago Booth; Singularity University; Fundação Dom Cabral; CFA Institute and MDT International. He has worked at Petrobras since 2007, with extensive experience in the financial area, occupying, since 2017, the position of Executive Manager of Accounting and Tax. He was Chairman of the Fiscal Council of TBG and member of the Fiscal Council of other companies of the Petrobras group and is currently a member of an advisory group of the International Accounting Standards Board (IASB) and member of the Board of Directors of the Brazilian Association of Publicly-Held Companies (ABRASCA). He has received several awards, most notably the Anefac merit award for professional of the year in the tax category in 2020, the Confeb award for tax executive of the year for basic industries in 2018, and the award from Petrobras as the outstanding company for the Anefac Transparency Trophy in the years 2019 and 2020.

Cláudio Rogério Linassi Mastella is a chemical engineer with a degree from Universidade Federal do Rio Grande do Sul (UFRGS), an Executive MBA from IBMEC, and a post-graduate degree in Management from Fundação Dom Cabral, in addition to having taken development programs abroad, such as: Executive Development Program - Northwestern Kellogg and Managing Supply Chains for Global Competitiveness - Stanford GSB. He has 34 years of professional experience at Petrobras, working in the areas of Commercialization, Refining and Logistics. During his career at the company, he held several managerial positions in the areas of operational planning (S&OP), logistics operations, refining and commercialization, having held the position of Executive Manager of Logistics from Feb/2015 to Feb/2019 and Executive Manager of Commercialization from Mar/2019 to date. In companies of the Petrobras group, he served as Director of Logum Logística S.A. and Petrobras Transporte S.A. - Transpetro. He was Alternate Director of Petrobras Argentina S.A., from Mar/2015 to Jul/2016, and Member of the Strategy and Finance Committee of Transpetro, from Dec/2018 to May/2020. He has served as Vice President of the Brazilian Downstream Association of IBP (Brazilian Institute of Oil, Gas and Biofuels) since 2020.

Fernando Assumpção Borges is a civil engineer graduated from the Federal University of Uberlândia, with an Executive MBA from COPPEAD/UFRJ, and also participated in the Advanced Management Program at INSEAD (France). He has 38 years of professional experience at Petrobras, having held the following managerial positions: Reservoir Manager in the Campos Basin and Sergipe-Alagoas Basin, General Manager of the UN-SUL Business Unit, General Manager of E&P Production, Project Manager of the Mexilhão Gas Field at UN-RIO, E&P Director of Petrobras Bolivia, General Manager of Well Operations at Petrobras International, General Manager of Offshore Rigs in the Maritime Well Construction area of Petrobras E&P, and General Manager of Project Implementation in Libra. Since April 2016, he has served as an Executive Manager in the company, having initially held the Libra Executive Management position and, as of September 2019, he became External Relations Executive Manager, a position he has held until the present moment. From April 2016 to March 2020 he held the position of Chief Officer at the Brazilian Institute of Oil, Gas and Biofuels (IBP) and since April 2016 he has held the position of Chief Officer of the Brazilian Association of Oil and Gas Exploration and Production Companies (ABEP), by indication of Petrobras. Fernando is the author of several works such as "Campos Basin - 25 years of Production and its Contribution to the Oil Industry", "Formation Test in Severe Environment HPHT" and "Formation Test in Brazilian Deep Waters".

João Henrique has a degree in Electrical Engineering from the Federal University of Minas Gerais (UFMG), and in Petroleum Engineering from Petrobras, with an MBA in Business Management from Coppead (UFRJ) and an Advanced Management Program from Insead (Institut Européen d'Administration des Affaires) in France. He has been working at Petrobras for 34 years, having held several managerial positions in the E&P and Procurement segments. In his career, the following positions are highlighted: General Manager of Goods and Services Supplier Market Development, General Manager of Rig Construction, General Manager of Project Design and Implementation, and General Manager of Goods and Services Procurement for E&P Production Development. Since November 2017 he has served as Executive Manager in the company. Initially he held the position of Surface Systems Executive Manager and in November 2018 he became Surface Systems, Refining, Gas and Energy Executive Manager, an area responsible for the construction of the company's new assets in the E&P and RNG areas (FPSOs, UPGNs, onshore pipelines, refining units, among others), a position he has held until the present moment.

***

We thank Andrea Almeida for her leadership and valuable contribution ahead of the Financial and Investor Relations Executive Office since May 2019. Andrea has played a key role in deleveraging the company, with the determination of the U$$ 60 billion gross debt target, liability management, and reduction of the debt cost and litigation. During her management two secondary public offerings were successfully carried out for the distribution of Petrobras ‘common shares owned by Caixa and BNDES, in addition to the follow-on of BR Distribuidora, the first privatization through capital markets in the history of Brazil. She was also responsible for the new dividend policy, providing more transparency in shareholders remuneration. Other highlights of her management: actively participated in all negotiations for Petrobras to acquire the Itapu and Búzios areas in the auction of the Transfer of Rights surplus, led management improvements at Petros with the approval of the deficit equating plan and approval of the new defined benefit plan PP3, promoted the performance culture with a focus on value by implementing the new management model based on EVA (enterprise value added) and the company's management dashboard, an important tool for decision-making by the Executive Board, worked intensively to improve the company's transparency through various investor relations initiatives, led the supply team that during 2020 achieved important cost reductions and working capital optimizations, led the implementation of Mais Valor, a supply chain financing program, among others. Andrea was the major sponsor of the Gender Equity Plan by actively participating in the Mentoring Program for Women's Leadership.

We thank André Chiarini for his leadership, dedication, and contribution as the company's first Chief Trading and Logistics Officer. Chiarini played a key role in reviewing our trading performance, with a focus on increasing our competitiveness in Brazil and abroad. Through the implementation of a transformative agenda in the wholly owned subsidiaries Transpetro and PB-LOG, and greater integration in both downstream and upstream logistics, contributed to generate significant cost reduction and value creation.

We thank Carlos Alberto Pereira de Oliveira, Capo, for his important work and leadership during a successful 40-year career in the company, which culminated in his dedication and contribution at the head of the Exploration and Production Executive Office since January 2019. Under his management, we broke several historical production records, with production growth in the high-productivity pre-salt fields, and a sharp drop in the lifting cost, as a result of actions to increase efficiency and resilience, with strong acceleration in the divestment of onshore and shallow water assets. The company concluded the amendment to the Transfer of Rights agreement together with the Federal Government and acquired the Itapu area and Búzios area, which is the largest deepwater oil field in the world, in the bidding for the Transfer of Rights Surplus Volumes, significantly boosting the recomposition of production, reserves, and value for the company's future. Petrobras expanded its deepwater activities outside the southeastern region of Brazil, increasing its participation in the exploratory activities on the Brazilian equatorial margin and started the development of deepwater production off the coast of Sergipe. Also under his management, we signed the Agreement with the Federal Government for the Transfer of Rights Surplus Volumes for the Sepia and Atapu fields. Capo played a key role in the development of a series of innovation projects with disruptive objectives to minimize exploratory risk (EXP 100), dramatically reduce the time between discovery and first oil (PROD 1000), substantially increase reserves (RES20), and increase production efficiency (EF100), among others.

We thank Rudimar Lorenzatto for his leadership, dedication and contribution at the head of the Production Development Executive Office since January 2019 and his relevant work throughout his almost 34 years of successful career in the company. Rudimar played a key role in the start-up of 5 new production systems in the Pre-salt (P-67,P-76,P-77,P-68 and P-70) as well as in the ramp-up of these and others, which ensured significant growth in Petrobras' production. Highlight for the start of production from P-70 in the Atapu field in June 2020, even with the restrictions imposed by the COVID-19 pandemic. He was responsible for relevant advances in the development of new production systems in the pre-salt, with main highlights for the development of the Búzios field, the Revitalization of the Marlim field in Campos Basin, with the approval of 13 new investment projects in the upstream that will come into production within the horizon of the Strategic Plan 2021-2025, including also the advances in the construction of the Third Pre-salt Gas Route, now in its final phase in the Gaslub Cluster in Itaborai. He led important initiatives in the company for the implementation of technological and management innovations that brought significant cost reduction in the construction of wells and subsea systems. In his area of expertise, it was when Petrobras received the OTC Award for technological advances in Búzios, consecrating a legacy for the offshore oil and gas industry.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer